SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15b-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For January 3, 2003

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Distribución y Servicio D&S S.A. Avenida Presidente Eduardo Frei Montalva 8301
Quilicura Santiago Chile (Address of principal executive offices)

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|